July 10, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Ms. Maryse Mills-Apenteng

Re:
HireRight, Inc.
Registration Statement on Form S-1 (File No. 333-140613)

Dear Ms. Mills-Apenteng:

        We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated June 13, 2007 (the "SEC Comment Letter") regarding Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-140613) filed by HireRight, Inc. (the "Registration Statement"). Concurrently herewith, HireRight, Inc. (the "Company") is filing with the Commission Amendment No. 3 ("Amendment No. 3") to the Registration Statement. The changes made in Amendment No. 3 are principally in response to the Staff's comments as set forth in the SEC Comment Letter and to update information since the Company's previous filing.

        The numbered responses set forth below contain each of the Staff's comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of Amendment No. 3. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in Amendment No. 3.

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General

        1.    We are in receipt of your request for confidential treatment for exhibit 10.13 submitted on June 1. We will contact you separately with any comments.

        Response:    The Company acknowledges the Staff's comment and looks forward to working with the Staff regarding the matter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Valuation of [Y]our Common Stock at the Time of Grant, page 32

        2.    We note your response to prior comment number 5 of our letter dated May 11, 2007 that still states that you do not believe that you are required to include an expert's consent. However, your disclosure on page 32 states that you determined the fair value of your common stock "with the assistance of contemporaneous valuation analysis." If an expert is referred to in any capacity you are required to disclose the name of the expert and include the expert's consent with the filing pursuant to Rule 436(b) of Regulation C. Since you have referred to the contemporaneous valuation analysis performed by a third-party, you have triggered the requirement. Please revise.

        Response:    As discussed with the Staff, the Company contacted the third-party valuation firm that performed the valuation analyses, and the firm refused to provide an expert's consent. In accordance with the Staff's comments, the Company has removed all references to the third-party valuation.

        3.    We note that you have included disclosures regarding the intrinsic value of your common stock. Since you have adopted SFAS 123R, please tell us your consideration of providing disclosures with respect to the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement. We refer you to paragraph 180 and related footnote 61 of the Practice Aid for further guidance.

        Response:    As indicated in Amendment No. 3, the estimated range of the IPO price is $15.00 to $17.00 (after giving effect to a 1-for-4.5 reverse split to be effected prior to the effectiveness of the Registration Statement). The Company has revised the disclosure under the section of the MD&A entitled "Valuation of Our Common Stock at the Time of Grant" to indicate that, as of March 31, 2007, the aggregate fair value of all outstanding vested and unvested options, based on an assumed initial offering price of $16.00 per share, which is the midpoint of the range on the front cover of the prospectus, was $8.7 million and $5.6 million, respectively. Please see page 33 of Amendment No. 3.

        4.    We note you have revised your disclosure to discuss the reasons your common stock increased during fiscal years 2006 and 2007. Please tell us your consideration of disclosing all significant assumptions involved in determining the fair value of your common stock at each valuation date. For example, it appears that the probability weight given to each of the potential "three potential scenarios" had a significant impact on the value of your common stock. If this is correct, you should disclose the probability weight given to each of the three scenarios and disclose the changes in the probability at each valuation date. Such disclosures are required pursuant to Section V of SEC Release 33-8350. Please revise your disclosure accordingly.

        Response:    In accordance with the Staff's comment, the Company has revised the disclosure in the Registration Statement to indicate the probability weight which was given to each of the three potential scenarios for the March 31, 2007 valuation of the Company's common stock. Prior to the March 31, 2007 valuation, the Company did not utilize a probability-weighted approach but instead combined a market multiple and income approach and then applied a marketability discount to the common stock value to reflect the lack of liquidity of the stock. Please see page 34 of Amendment No. 3.

        Additionally, as requested by the Staff, the Company has provided additional disclosures regarding the assumptions involved in determining the fair value of the Company's common stock at each valuation date. Please see pages 33-35 of Amendment No. 3.

        5.    Revise your disclosure to quantify the impact of the changes in assumptions on the value of your stock between valuation dates. For example, your disclosure lists the primary factors for the increase in the value of your stock in fiscal years 2006 and 2007. To the extent the information is reasonably available, quantify the impact of each of these factors on the value of your stock at each valuation date. We again refer you to Section V of SEC Release 33-8350.

        Response:    The Company has revised the disclosure in the Registration Statement to provide additional information regarding the factors that contributed to an increase in the value of the common stock. However, the Company advises the Staff that the information to quantify the impact of each of the factors on the stock value is not reasonably available. In general, the valuations of the Company's common stock continued to increase in 2006 and the first quarter of 2007 because of the Company's improved profitability quarter over quarter, a strong increase in revenue and the Company's view of its continuing improving outlook for future profitability. Because of the continued generally positive trend of all of these factors, it is not possible to provide accurate estimates of the impact of any one factor on the valuations. Please see pages 34-35 of Amendment No. 3.

Management, page 62

        6.    Margaret L. Taylor joined your board of directors in May 2007. As such, please either file her consent to be named as a director pursuant to Rule 438 of Regulation C or have her sign your registration statement.

        Response:    In accordance with the Staff's comment, Ms. Taylor has signed the Registration Statement. Please see the signature page to Amendment No. 3.

Compensation Discussion and Analysis, page 67

        7.    Please see prior comment 6 of our letter dated May 17, 2007 as well as prior comment 35 of our letter dated March 12, 2007. We are unable to locate your revised disclosure stating that HireRight is in the process of amending and restating its Executive Short-Term Incentive Plan to change the stated goals from personal goals to company-wide goals. Further, according to footnote two of your Summary Compensation Table, cash bonus awards made to each named executive officer based on the attainment of certain pre-established performance criteria in 2006 are discussed in further detail in Compensation Discussion and Analysis. Please direct us to such discussion.

        Response:    As indicated in its previous response to comment 6 of the Staff's letter dated May 17, 2007, the Company has amended and restated the Executive Short-Term Incentive Plan for 2007 to change the stated goals to company-wide goals, in particular the Company's attainment of quarterly operating income targets and the Company's quarterly customer satisfaction scores. A copy of the amended and restated plan is being filed concurrently as an exhibit to Amendment No. 3. The disclosure in Amendment No. 2 to the Registration Statement was revised to reflect the new terms of the plan and to indicate that the individuals' performance may also be considered, on a subjective basis, by the Compensation Committee in making the ultimate awards under the plan. In response to comment 7 set forth above, the Company has further revised the disclosure on page 70 under the heading "Performance-Based Annual Cash Incentives" to clarify that the company-wide goals indicated will govern the determination of bonuses under the plan for 2007. The Company has also revised the disclosure to provide additional information regarding the performance criteria that were considered in the determination of bonuses for 2006.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Research and Development Expense, page F-10

        8.    We note your response to prior comment number 9 of our letter dated May 11, 2007 with respect to your accounting policy for software development costs. Your response indicates that upon reconsideration you determined that software development costs should be accounted for in accordance with SOP 98-1. Please expand your response to explain how you have determined that the misapplication of SFAS 86 did not result in a material error in the amounts reported in the financial statements presented in your registration statement. Please provide a full analysis describing how you have previously applied the provisions of SFAS 86 and how you currently apply the provisions of SOP 98-1 to account for your software development costs. As part of your response, explain how you considered the different thresholds for capitalization under each set of guidance and the related impact on the amount of capitalized software development costs for each period presented. Ensure your response addresses all software development costs, not just the costs incurred to develop your hosted website.

        Response:    For the periods that financial statements are presented in the Registration Statement, the Company determined that no software development costs should have been capitalized under SOP 98-1 as such costs did not meet the criteria for capitalization. During such periods, the efforts of the Company's software engineers were focused primarily on maintenance activities and minor enhancements, and the Company's internal costs cannot be segregated between maintenance and minor enhancements on a reasonably cost-effective basis. Therefore, all such costs were expensed in accordance with paragraph 25 of SOP 98-1 which states in part: "Entities that cannot separate internal costs on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements should expense such costs as incurred." As all such costs were previously expensed and considering that such costs should be expensed under the provisions of either SFAS 86 or SOP 98-1 and considering that no amortization of any previously capitalized software costs would be required, the Company determined that there is no impact on the financial statements for any period presented in the Registration Statement as a result of utilizing SOP 98-1 instead of SFAS 86 to account for such costs.

        In fiscal year 2007, the Company commenced several development initiatives to support major enhancements to certain user interfaces and to improve back office processing which resulted in approximately $108,000 in capitalized software development costs in accordance with the provisions of SOP 98-1 during the quarter ended March 31, 2007. It is anticipated that additional development costs will be capitalized during the remainder of fiscal year 2007.

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        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely, /S/ J.R. KANG J.R. Kang